John Hancock Financial Services, Inc.

John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-0313 Fax: (617) 572-9161 E-mail: kciccarelli@jhancock.com Kimberly S. Ciccarelli AVP and Senior Counsel

                    July 18, 2008

via EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	John Hancock Life Insurance Company (U.S.A.)

Separate Account A

File No. 811-4834

Initial Form N-6 Registration Statement under the 1933 Act

Commissioners:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(i) of Regulation S-T, is the initial Form N-6 registration statement for the Separate Account A (“Registrant”) relating to the Accumulation Variable Universal Life (“Accumulation”) insurance policies to be offered by John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA” or the “Depositor”).

The purpose of this filing is to add the Accumulation prospectus to the Registrant’s filing under the Investment Company Act of 1940 and to obtain a separate 1933 Act file number for the separate account interests offered through the Accumulation prospectus.

Background of Enclosed Filing

The Accumulation policy and prospectus is similar to the Accumulation Variable Universal Life (“Accumulation 06”) policy and prospectus issued by John Hancock USA. The separate account interests under the Accumulation 06 policy are registered by John Hancock USA Separate Account A, under File Nos. 811-4834 and 333-85284. The principal differences between the two filings are:

The principal differences between the two filings are the following.

(i)	The pricing of the Accumulation policy is based on the 2001 Commissioners Standard Ordinary mortality tables.

(ii)	The policy and rider fees and charges are different between the two policies.

(iii)	The Accumulation policy does not include the withdrawal fee that could be assessed under the Accumulation 06 policy.

(iv)	The Accumulation policy limits the No-Lapse Guarantee on the Base Face Amount of coverage to two years if the policy owner has elected an increasing Supplemental Face Amount or the Return of Premium rider.

(v)	The Accumulation policy requires that requests for an increase in coverage must be made within two months prior to each policy anniversary.

(vi)	The Accumulation policy only permits the death benefit option to be changed from Option 2 to Option 1.

(vii)	The Accumulation policy provides for an asset credit that may be become payable starting in the 11th policy year.

(viii)	The Accumulation policy eliminates the Maximum Annual Premium limit.

(ix)	The Accumulation policy does not include an automatic reinstatement right following a termination by reason of a policy default.

(x)	The Accumulation policy permits asset allocation transfers at annual, semi-annual, quarterly and monthly intervals.

(xi)	We plan to make the policy available to employees and other designated classes of purchasers under a special purchase program, and have provided additional disclosure in the prospectus relating to that program.

Matters to be Completed by Pre-Effective Amendment

Registrant will file a pre-effective amendment to respond to comments of the Commission staff and otherwise complete the enclosed filing prior to effectiveness, including adding the required exhibits, powers of attorney and consents, updating the policy fee tables, and adding the audited fiscal year end 2007 financial statements for the Registrant and the Depositor. Registrant would appreciate receiving any comments the Commission staff may have prior to that time pertaining to the enclosed registration statement.

Request for Selective Review

In view of the similarities between the enclosed Accumulation prospectus and the Accumulation 06 prospectus, we hereby request, on behalf of Registrant and the Depositor, that the staff accord the enclosed registration statement expedited selective review.

Request for Acceleration

An oral request for acceleration of the enclosed filing may be made. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

Registrant does, hereby acknowledge and agree, that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions to the undersigned at (617) 572-0313. Thank you.

Sincerely,

/s/ Kimberly S. Ciccarelli
AVP and Senior Counsel

Enclosure

cc: James C. Hoodlet, Esq.